Meritas Law Firm Worldwide Letterhead
August 21, 2007

VIA FEDERAL EXPRESS/EDGAR

Ms. Kaitlin Tillan Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E.— Mail Stop 6010 Washington, D.C. 20549	David C. Adams 916.558.6028DIRECT dadams@weintraub.com
Re:	Solar Power, Inc.
Amendment No. 7 to Registration Statement on Form SB-2
Filed August 3, 2007
File No. 333-140023
Dear Ms. Tillan:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.
This letter responds to the Securities and Exchange Commission’s August 10, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”) and current and periodic reports (“Reports”). In connection with the responses to the comments, the Company is concurrently filing pre-effective amendment number 7 to Form SB-2, as well as an amendment to its Form 10-KSB and Form 8-K (the “Amendment”). Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Securities and Exchange Commission
August 21, 2007

Amendment No. 2 to Form 8-K/A filed August 9. 2007
Management’s Discussion and Analysis or Plan of Operations, page 3
Results of Operations, page 8
COMMENT NO. 1:
In the first paragraph of this section, please recalculate the year-over-year growth percentage to reflect the restated amount of revenue for the nine month period ended September 30, 2006.
RESPONSE: The revenue growth for the nine month period ended September 30, 2006 has been recalculated to show a 151% year over year growth rate.
Financial Statements of Solar Power. Inc.. a California Corporation, page 15
Report of Independent Registered Public Accounting Firm, page 15
COMMENT NO. 2:
We note the restatement in Note 17 on page 31 to the statements of operations for the period from January 18, 2005 to December 31, 2005. We also note that the auditors did not refer to the restatement in their report or dual-date their opinion. Please ask your auditors to tell us about their consideration of AICPA Auditing Standards Section 561.06.a. Please similarly address the same for your Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 and Amendment No. 7 to the Form SB-2.
RESPONSE: Please note that the only adjustment made in footnote 17, which relates to the financial statements for the period ended December 31, 2005, is a reclassification of $74,318 from selling expenses to costs of goods sold. This reclass did not affect the net results in the statement of operations. Originally, the “shipping and handling costs” of $74,318 were included in selling expenses and were disclosed in the December 31, 2005 financial statements (in compliance with EITF 00-10). The

Securities and Exchange Commission
August 21, 2007

financial statements have since been revised to reclassify the shipping and handling costs into cost of sales so that the presentation of the December 31, 2005 financial statements would be aligned with the statements for the year ended December 31, 2006. There no discovery of any new facts or information. Taking into consideration the reclass was to conform the presentation of the prior year financial statement, the amount was immaterial and no other subsequent facts or information was involved, the Company’s auditors considered that there was no significant revision of the financial statements that would prevent future reliance on their report dated December 29, 2006 pertaining to the December 31, 2005 financial statements. As a result, the Company’s auditor concluded that a dual dated opinion was considered not necessary under AU561. The auditor’s opinion applies to the Company’s Form 10-KSB Amendment No.1 and to the Form SB-2 Amendment No. 7.
Consolidated Statements of Cash Flows, page 19
COMMENT NO. 3:
Please revise to reflect the changes in assets and liabilities to be net of the effects of the consolidation of DRCI consistent with SFAS 95 and Example 1 in paragraph 131 of Appendix C. Otherwise, explain to us why the current amounts presented properly exclude those effects. Please similarly address the inclusion of these changes in your Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 and Amendment No. 7 to the Form SB-2.
RESPONSE: With respect to the Consolidated Statements of Cash Flows on page 19, we have enhanced our disclosure to clarify that the changes in assets and liabilities properly disclose that they are net of the effects of the consolidation of DRCI consistent with SFAS 95 and Example 1 in paragraph 131 of Appendix C.
With respect to Form 10-KSB, Amendment 1 and SB-2, Amendment 7, in conjunction with our consideration of Comment No. 3 it was determined that certain adjustments needed to be made to the Consolidated Statements of Cash Flows to reflect the effects of the consolidation of DRCI consistent with SFAS 95 to correct classifications that were improperly made. As a result we will correct the classifications when we file Form 10-KSB, Amendment 2 and SB-2, Amendment 8.

Securities and Exchange Commission
August 21, 2007

COMMENT NO. 4:
In this regard, please explain why the net change in prepaid expenses and other current assets for the year ended December 31, 2006 increased by $331,192 or the correction of the error in your accounting for the DRCI acquisition as shown on page F-25 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006.
RESPONSE: We have reviewed your comment and noted that there is an error in reporting the effect of the DRCI operating expenses in our consolidated statements of cash flows. We will correct this error in Amendment No. 2 of the From 10-KSB for the fiscal year ended December 31, 2006 and Amendment No. 8 of the Form SB-2. Please see our response to Comment No. 3.
Note 5. Prepaid Expenses and Other Current Assets, page 24
COMMENT NO. 5:
Since there was no change in the amount recorded for deferred costs as of September 30, 2006, please tell us why you refer to the amount “as restated.” Please also explain how the adjustments included in Note 17 impacted the individual line items within prepaid expenses and other current assets.
RESPONSE: The change to deferred costs was incorrectly made to trade deposits to suppliers. We have amended our disclosure to correct this error on page 24 of Amendment No. 3 to Form 8KA. Similarly we have enhanced our disclosure in Note 17 to disclose the impact of the restatements on the individual line items within the financial statements.
Note 7, Other Accrued Liabilities and Other Current Liabilities, page 24
COMMENT NO. 6:

Securities and Exchange Commission
August 21, 2007

For the amount recorded for trade deposits from customers as of September 30, 2006, please include the “as restated” designation. We note that the amount changed from $77,611 to $496,390 as a result of the restatement.
RESPONSE: Under Note 7, the Company has provided the “as restated” designation for the line item Trade deposits from customers. This designation was previously left off in error.
Note 16, Geographical Information, page 29
COMMENT NO. 7:
In the tables presented under the column labeled “Nine months ended September 30, 2006”, please include the “as restated” designation to the segment totals for net sales and loss and identifiable assets.
RESPONSE: We have amended our disclosures to include “as restated” where necessary on the segment tables of Amendment No. 3 to Form 8-KA.
Note 17, Restatement, page 31
COMMENT NO. 8:
Please reconcile the amount reflected for shipping costs incorrectly charged to selling, marketing and customer service ($70,506) to the restated amounts for the period from January 18, 2005 (date of inception) to December 31, 2005 ($74,318).
RESPONSE: $70,506 properly reflects the amount reclassified from selling expenses to cost of goods sold for the nine-month period ended September 30, 2006. $74,318 properly reflects the amount reclassified from selling expenses to cost of goods sold for the period January 18, 2005 (date of inception) to December 31, 2005. In a previous response we incorrectly reported that the $74,318 related to the nine month period ended September 30, 2006.

Securities and Exchange Commission
August 21, 2007

COMMENT NO. 9:
Please revise to provide a description of the nature of each error, consistent with paragraph 26 of SFAS 154. Please include the following:
•	The amount of the correction for “certain operating expenses of DRCI from June 1, 2006 to September 30, 2006.”

•	The nature of the errors for $74,318 and $25,265 in the period from January 18, 2005 through December 31, 2005 and January 18, 2005 through September 30, 2005.

•	The nature of the errors that resulted in decreasing cost of goods sold by $301,951 for the nine months ended September 30, 2006, increasing selling expenses by $331,192 and decreasing prepaid expenses by $29,241 as of September 30, 2006.

•	The nature of the errors that resulted in increasing income taxes by $171,155 for the nine months ended September 30, 2006 and the nature of all errors, included within goodwill, deferred tax asset, and income taxes payable as of September 30, 2006.
RESPONSE: We have enhanced our disclosure to include the nature of each error consistent with paragraph 26 of SFAS 154 in our Amendment No. 3 to Form 8-KA
COMMENT NO. 10:
Please revise to reflect the line for ‘other income, net’ before income (loss) before income taxes.
RESPONSE: We have amended our disclosure to add the proper total lines to Amendment No. 3 to Form 8-KA/

Securities and Exchange Commission
August 21, 2007

COMMENT NO. 11:
Please revise to disclose the effect of each error on each financial statement line item, including your statements of cash flows and statements of shareholder’ s equity, consistent with paragraph 26(a) of SFAS 154.
RESPONSE: We have amended our disclosure to address the effect of each line item and disclose its effect on of each statement within our financial statements per paragraph 26(a) of SFAS 154 in our Amendment No. 3 to form 8-KA.
COMMENT NO. 12:
Please tell us why this footnote does not include the correction of the error to eliminate the equity of IAK, your wholly-owned subsidiary.
RESPONSE: The Company has not made an error in the footnote eliminating the equity of IAK. In the Company’s previous SB-2 Amendment No. 1 filing, the statement of stockholders’ equity on page F-6 was for Solar Power, Inc. (formerly International Assembly Solutions, Limited). In 2006, International Assembly Solutions, Inc. issued 14,000,000 valued at $0.01 HK. This share value was translated to US Dollar currency and was reflected on this statement as $17,949 under Additional paid-in capital.
In August 2006, International Assembly Solutions, Limited and Solar Power, Inc., a California corporation, initiated a share exchange with the result that International Assembly Solutions, Limited became a wholly owned subsidiary of Solar Power, Inc. For the year ended December 31, 2006, Solar Power, Inc., a California corporation, recorded the $17,949 on the balance sheet as an Investment in IAS Hong Kong. In addition, International Assembly Solutions, Limited, has $17,949 recorded in Common Stock-Capital Stock Issued. Upon consolidation, these two account balances net to zero and are eliminated.

Securities and Exchange Commission
August 21, 2007

Dale Renewables Consulting, Inc.
Note 9-Subsequent Events, page 40
COMMENT NO. 13:
Please reconcile the amount of cash you paid on November 15, 2006 to acquire DRCI as indicated in the last paragraph to the amount disclosed in Note I on page 20 of the financial statements for Solar Power.
RESPONSE: We have amended our disclosure in Note 9 — Subsequent Events on page 40 to reflect the $1,446,565 included a payment of $331,192 for expenses owed to the seller under the Operating Agreement.
(b) Pro Forma Financial Information, page 41
COMMENT NO. 14:
Please reconcile the amounts recorded under the columns labeled “Solar Power, Inc, a Nevada corporation (Formerly Welund Fund, Inc.)” for the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 43 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 46 to the financial statements on pages F-52 and F-53, respectively, of Form SB-2 in Amendment No. 7
RESPONSE: We will make the appropriate amendment to the financial statements for Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.) to conform to Amendment No. 1 to Form 10-QSB.

Securities and Exchange Commission
August 21, 2007

In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.
Very truly yours,
weintraub genshlea chediak
LAW CORPORATION
/s/ David C. Adams
David C. Adams
DCA:dmg
Enclosures
cc:	Stephen C. Kircher (w/o encls.)
Glenn Carnahan (w/o encls.)